

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Jesús Llorca
Chief Financial Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane
Suite 500
Houston, TX 77079

       Re: SEACOR Marine Holdings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 12, 2021
          File No. 001-37966

Dear Mr. Llorca:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation